Et Oliva LLC

Profit and Loss
January - August, 2022

	TOTAL
Income	
Discounts/Refunds Given	7,456.07
Sales of Product Income	5,270.81
Sales of Product Income - Distribution	3,167.14
Sales of Product Income - Retail/Direct/E-commerce	-6.65
Sales of Product Income - Wholesale	17,357.81
Shipping Income	161.84
Unapplied Cash Payment Income	9.49
Total Income	**$33,416.51**
Cost of Goods Sold	
Cost of Goods Sold	166.18
Cost of Goods Sold - Ingredients	5,611.64
Cost of Goods Sold - Packaging	19,250.68
Cost of Goods Sold - White Label	188.80
Shipping, Freight & Delivery - COS	1,007.16
Total Cost of Goods Sold	**$26,224.46**
GROSS PROFIT	**$7,192.05**
Expenses	
Advertising & Marketing	13,990.68
Bank Charges & Fees	325.86
Insurance	363.18
Interest Paid	59.96
Job Supplies	3,970.70
Legal & Professional Services	27,264.45
Meals & Entertainment	7.58
Office Supplies & Software	2,330.44
Other Business Expenses	168.54
Payroll Expenses	
Taxes	1,621.33
Wages	16,666.65
Total Payroll Expenses	**18,287.98**
QuickBooks Payments Fees	107.34
Reimbursable Expenses	3,556.16
Rent & Lease	7,208.56
Taxes & Licenses	771.47
Travel	4,486.50
Uncategorized Expense	196.29
Utilities	3,003.60
Total Expenses	**$86,099.29**
NET OPERATING INCOME	**$ -78,907.24**

Et Oliva LLC

Profit and Loss
January - August, 2022

	TOTAL
Other Expenses	
Media	204.27
Total Other Expenses	**$204.27**
NET OTHER INCOME	**$ -204.27**
NET INCOME	**$ -79,111.51**

Et Oliva LLC

Balance Sheet

As of August 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Accounts Receivable	36,046.30
Initiate Business Checking℠ (2736)	3,859.35
Payroll	24,711.61
QuickBooks Checking Account	3,187.55
Total Bank Accounts	**$67,804.81**
Accounts Receivable	
Accounts Receivable (A/R)	3,080.40
Total Accounts Receivable	**$3,080.40**
Other Current Assets	
Inventory Asset	250.61
Uncategorized Asset	-404.21
Undeposited Funds	6,025.05
Total Other Current Assets	**$5,871.45**
Total Current Assets	**$76,756.66**
TOTAL ASSETS	**$76,756.66**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	-215.89
Total Accounts Payable	**$ -215.89**
Credit Cards	
American Express Business Cash	6,607.27
Quickbooks Capital	-4,861.34
Total Credit Cards	**$1,745.93**
Other Current Liabilities	
Direct Deposit Payable	0.00
District of Columbia Treasurer Payable	29.80
Out Of Scope Agency Payable	46.70
Payroll Liabilities	
DC Income Tax	1,083.35
DC Paid Family Leave	43.33
DC Unemployment Tax	261.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	42.00
Total Payroll Liabilities	**1,429.68**
Virginia Department of Taxation Payable	7.06

Et Oliva LLC

Balance Sheet

As of August 31, 2022

	TOTAL
Total Other Current Liabilities	**$1,513.24**
Total Current Liabilities	**$3,043.28**
Long-Term Liabilities	
Other Long Term Liabilities - Owlie CC	-2,788.32
Total Long-Term Liabilities	**$ -2,788.32**
Total Liabilities	**$254.96**
Equity	
Opening Balance Equity	142,950.00
Owner's Equity Owners Contribution	1,815.03
Owner's Investment	25,553.18
Owner's Pay & Personal Expenses	-3,404.82
Retained Earnings	-11,300.18
Net Income	-79,111.51
Total Equity	**$76,501.70**
TOTAL LIABILITIES AND EQUITY	**$76,756.66**

Et Oliva LLC

Statement of Cash Flows
January - August, 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-79,111.51
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	94.80
Uncategorized Asset	404.21
Accounts Payable (A/P)	-215.89
American Express Business Cash	6,607.27
Quickbooks Capital	-4,358.06
Direct Deposit Payable	0.00
District of Columbia Treasurer Payable	0.00
Out Of Scope Agency Payable	7.28
Payroll Liabilities:DC Income Tax	1,083.35
Payroll Liabilities:DC Paid Family Leave	43.33
Payroll Liabilities:DC Unemployment Tax	261.00
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	42.00
Virginia Department of Taxation Payable	2.16
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**3,971.45**
Net cash provided by operating activities	**$ -75,140.06**
FINANCING ACTIVITIES	
Other Long Term Liabilities - Owlie CC	-2,143.96
Opening Balance Equity	140,050.00
Owner's Equity Owners Contribution	0.01
Owner's Investment	1,780.11
Owner's Pay & Personal Expenses	-3,397.41
Net cash provided by financing activities	**$136,288.75**
NET CASH INCREASE FOR PERIOD	**$61,148.69**
Cash at beginning of period	12,681.17
CASH AT END OF PERIOD	**$73,829.86**